SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:   33-83418-LA

CYBERIA HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

1531 14th Street
Santa Monica, California 90404
(310) 260-3163
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock ($.0001 par value)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [  ]    Rule 12h-3(b)(2)(i)    [   ]
Rule 12g-4(a)(1)(ii)     [  ]    Rule 12h-3(b)(2)(ii)   [   ]
Rule 12g-4(a)(2)(i)      [  ]    Rule 15d-6             [ X ]
Rule 12g-4(a)(2)(ii)     [  ]
Rule 12h-3(b)(1)(i)      [  ]
Rule 12h-3(b)(1)(ii)     [  ]

Approximate number of holders of record as of the certification or notice date: 25

Pursuant to the requirements of the Securities Exchange Act of 1934, Cyberia Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                          CYBERIA HOLDINGS, INC. (Registrant)


Date: November 5, 2002    By:  /s/ Jay Rifkin
                              Jay Rifkin, President and
                              Principal Executive Officer